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                                                                     EXHIBIT 2.1


                FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

         This FIRST AMENDMENT (the "Amendment") to the AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of May 17, 1996, among ALLIED WASTE INDUSTRIES, INC., a Delaware corporation ("AWI"), AWI DELAWARE, INC., a Delaware corporation and a wholly-owned subsidiary of AWI ("AWI Sub"), CONTAINER CORPORATION OF CAROLINA, a Delaware corporation (the "Company"), and Brian O'Leary, the principal stockholder of the Company (the "Stockholder").

         WHEREAS the parties have entered into the Agreement and now desire to amend the Agreement in certain respects.

         NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

         1. Section 9.3(c) of the Agreement is hereby amended by adding the following proviso at the end of the fourth sentence of such section:

         "; provided, however, that if the indemnification obligation arises under Section 9.1(ii), any set off shall be based on the per share price for AWI Common Stock of $9.50."

         2. Section 9.8 of the Agreement is hereby amended to provide that the fifth sentence of such section is amended to read as follows in its entirety:

         "In determining the number of shares of AWI Common Stock to be delivered to satisfy any indemnification obligation by AWI, the value of such AWI Common Stock shall be based on the average per share closing price for AWI Common Stock on The Nasdaq National Market for the ten trading days ending on the fifth trading day immediately preceding the date on which such indemnification obligation is due or scheduled to be paid."

         3. Section 10.10 is hereby amended to read as follows in its entirety:

                 "Insurance Policy. Within 90 days after the Effective Time, the Stockholder will acquire from the Company all of the life insurance policies set forth in Schedule 10.10 hereto for a purchase price equal to the aggregate cash surrender value of said policies, which price will be paid by the assumption by the Stockholder of all loans outstanding against said policies and the payment in cash of any additional portion of the cash surrender value of these policies which is not the subject of any assumed loan. Stockholder will also
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         reimburse AWI for any premiums required to be paid after the Effective
         Time and before the purchase occurs."

         4. Debt. The Company has projected its Company Indebtedness to be $16,232,000 for purposes of Section 2.2; accordingly, the number of shares to be issued pursuant to the Merger will be increased by 17,684. The parties agree that the amount of the Company Indebtedness is appropriately calculated by inclusion of only the "net" debt to Brian Barry, and not the gross debt.

         5. Transaction costs. The following fees and expenses arising from the Merger will be paid by AWI:

         Joseph E. Anton Incorporated                 $1,640,000
         Coopers & Lybrand, LLP                           82,000
         Robinson, Bradshaw & Hinson, P.A.               115,000
         Martin Felix                                    248,000
         Thomas Hamilton                                  50,000
                                                      ----------

                 Total                                $2,135,000

and the number of shares to be issued will be reduced by 224,737.

         6. Working Capital. In computing Working Capital as of the Effective Time for purposes of Section 9.1:

         a. Retro Insurance. The Company adjusted its financial statements, after the preparation of Schedule 9.1, to eliminate $500,000 of "retro insurance," and the elimination of this amount from the current assets will not be taken into account in calculating the Working Capital.

         b. Transfer Station Remediation. The Company adjusted its financial statements, after the preparation of Schedule 9.1, to accrue a $420,000 liability for fines and remediation costs, and this liability will not be taken into account in calculating the Working Capital.

         c. Tax Distribution. To the extent that the Company reduces its working capital to fund the distribution to pay taxes contemplated in
         Section 6.9, such reduction will not be taken into account in calculating the Working Capital.

         d. Asset Purchase. To the extent that the Company's working capital has been reduced to fund the purchase of assets that are suitable (in the opinion of AWI) to the current operation of the business and that were not purchased in violation of Section 6.1(c), such reduction will not be taken into account in calculating the Working Capital.

         e. Transaction Costs. The transaction costs listed in Paragraph 2 above will not be included as current liabilities





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         in Working Capital (although any other such fees and expenses will be so included, as provided in the last sentence of Section 9.1) or in the amounts referred to in clause (iv) of Section 9.1.

         f. Adjustment. If the Company's deficit in Working Capital at the Effective Time is less than $2,557,866, the number of Final Shares will be increased by the amount of such difference, divided by $9.50.

         g. Shareholder receivables. The Company's books shall reflect that a distribution has been made as of the date hereof to the shareholders of the Company, other than the Stockholder, in an amount equal to the receivables from such shareholders to the Company. Such amount distributed has been repaid to the Company in satisfaction of such receivables, and the cancellation of such receivables will thereby increase the Working Capital deficit.

         7. The Company and Stockholder acknowledge receipt of the letter dated June 27, 1996 from Roger A. Ramsey to the Stockholder and accept the information disclosed therein as supplemental information to the representations and warranties of AWI in the Agreement.

         8. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

         9. Except as otherwise amended by this Amendment, the Agreement shall remain in full force and effect.





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         IN WITNESS WHEREOF, the parties have executed this Amendment as of the
28th day of June, 1996.


                                  ALLIED WASTE INDUSTRIES, INC.
                                  AWI DELAWARE, INC.



                                  /s/ Roger A. Ramsey
                                  ----------------------------------------------
                                  Roger A. Ramsey, Chairman of the Board


                                  CONTAINER CORPORATION OF CAROLINA



                                  /s/ Brian A. O'Leary
                                  ----------------------------------------------
                                  Brian A. O'Leary, Chief Executive Officer


                                  STOCKHOLDER




                                  /s/ Brian A. O'Leary
                                  ----------------------------------------------
                                  Brian A. O'Leary





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